UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Commission File Number: 0-21388

                           Magal Security Systems Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No [X]




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                     The following is included in this Report on Form 6-K:

                     1. Press Release, dated January 6, 2003.

MAGAL SECURITY SYSTEMS, LTD. ANNOUNCES NEW MEMBER OF BOARD OF DIRECTORS AND SHARE PURCHASE BY MIRA-MAG, INC.
January 6, 203

Yahud, Israel, January 6, 2003 - Magal Security Systems, Ltd. (NASDAQ NM: MAGS;
TASE: MAGS) today announced that Major General (Res.) Shlomo Yanai joined the Company's Board of Directors effective January 1, 2003.

Mr. Jacob Even-Ezra, Chairman of Magal, said: "We are very glad to welcome Mr. Yanai as a director in our company, and we have no doubt that his experience and knowledge will substantially contribute to Magal's continued growth."

Prior to joining Magal as a director, Mr. Yanai served 32 years with the Israeli Defense Forces (IDF). During his long military career with the IDF, Mr. Yanai won a Medal of Honor in the 1973 war and served as the Commanding Officer of an Armored Division from 1992 to 1994, the Head of the Army R&D and Procurement Division from 1994 to 1996, Commanding Officer of the IDF Southern Command from 1996 to 1998, as well as Head of the Division of Strategy Planning of the IDF from 1998 to 2001.

In addition to these positions, Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Sheperdstown and Wye River. Mr. Yanai received a B.A. in Political Science and Economics from the Tel Aviv University, and an M.P.A in National Resources Management from the George Washington University. He is also a graduate of Harvard University's Advanced Management Program (AMP).

Effective April 1, 2003, Mr. Yanai will serve as the next CEO of Makhteshim Agan Industries Ltd., the Israeli agro-chemicals company listed on the Tel Aviv Stock Exchange (TASE).

Magal also announced that Mira-Mag Inc., its major shareholder who holds 41.6% of Magal's issued ordinary share capital, has purchased 40,000 ordinary shares during the period of December 24, 2002 to December 31, 2002, at a price range of US$5.7 - US$6.00.


About Magal Security Systems

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2001 were US$41 million, with net income of US$3.2 million.

Magal trades in the U.S. on the NASDAQ market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.


Contact:
Magal Security Systems, Ltd.
Raya Asher, C.F.O., 011-972-3-539-1444
email: magalssl@trendline.co.il
or
Breakstone & Ruth International
Susan Borinelli
646/536-7018, 646/536-7100 fax




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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          MAGAL SECURITY SYSTEMS LTD.


Date:      January 13, 2003               By: /s/ JACOB EVEN-EZRA
                                             -----------------------------------
                                             Name:  Jacob Even-Ezra
                                             Title: Chairman of the Board and
                                                    Chief Executive Officer